Filed by Frontier Group Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spirit Airlines, Inc.

SEC File No.: 001-35186

Date: February 25, 2022

The following transcript is being filed in connection with the proposed business combination of Spirit Airlines, Inc. (“Spirit”) and Frontier Group Holdings, Inc. (“Frontier”):

Barclays Industrial Select Conference

Participants

•	Ben Metzger, Managing Director

•	Barry Biffle, CEO

•	Ted Christie, CEO

Presentation

Ben Metzger, Managing Director

So we — we’re good? Okay. I’m Ben Metzger, I run our Transportation, Business and Investment Banking. And welcome to our conference. I’m pinch hitting for Brandon [ph] today, because he’s restricted on these two names. But I have the benefit of having two CEOs up here, which is uncommon.

And also, more importantly, two good friends of mine, Barry Biffle, who is the CEO of Frontier Airlines; Ted Christie, who is the CEO of Spirit Airlines. They’re obviously up here together, because they announced a big merger at the beginning of this month. And we will certainly talk a lot about that, because I know that’s on all investors’ minds.

Questions And Answers

Ben Metzger, Managing Director

But what I wanted to do was start off and get a little bit of flavor in terms of what you guys are seeing in the industry. And maybe Barry, we start with you. How are you seeing demand coming back as sort of Omicron levels comes down? What do you see in terms of bookings for spring break?

Barry Biffle, CEO

Yes, look, I think spring break is like most everyone in the industry, whether your hotel, airline, whatever, probably a little lower bookings than they were maybe a few years ago. But the pace of recovery is one we haven’t seen, at any point during the pandemic, I mean, you can look at the public data. And you can see how long it took after the Delta variant, versus now. And you’re seeing basically in about six, eight week period it started, and it’s accelerating very quickly.

So, I think you’re going to have a pretty full spring break.

Ben Metzger, Managing Director

Got it. And maybe Ted, for you. So, we heard from Barry in terms of demand, looking good. But when I think about the dip that we saw with Omicron, because I think investors are focused on is there going to be another wave, right? And you get a sense from you of how that dip compared to let’s say, the Delta dip or the first dip? Are we getting better as a country? Are we are you guys getting better in terms of running airlines and dealing with these dips get them on the next one?

Ted Christie, CEO

Well, I hope that’s true. The latter part, I think, as far as the countries, but yes, you’re definitely see the resiliency in the consumer, as Barry mentioned, with the off peak period of this quarter, we’re still very off peak. And that’s been true throughout the pandemic, the peaks have slowly gotten back closer and closer to pre-pandemic levels, but we still don’t have enough broad demand to support the off peak period yet. So, coming out of the New Year’s return, it was off peak, and we had Omicron. And, that was that was not great. But I think it’s been more V shaped this time around than it was in previous either the Delta surge or the original Omicron, or the original COVID variants.

So I mean, it’s been positive to see (inaudible), very few on the current recovery. And I think it bodes well so for the summer, because I think sentiment as we conserve it and look at people, they’re much more positive about travel and in fact, more so than they’ve been throughout the course the entire pandemic right now. So it’s good to see.

Ben Metzger, Managing Director

Got it. And so, the $64,000 question for each of you way that I know no one has a crystal ball. But when do you expect demand revenue margins to get back to 2019, on the pre-pandemic levels.

Barry Biffle, CEO

Well I think if you look today, at the current pace of recovery is pretty easy to see with full planes comes eventually higher prices, so people start covering their new cost structures with debt and so forth. So I would see that by summer, you should see 2019 ransoms [ph]. But there is now the Putin variant. And so, oils a little more expensive.

And so, I think you’re going to — you know, to get back to 2019 margins can take longer, probably closer to six to 12 months, I would think for the industry. But, that’s kind of how it’s going to be.

Ted Christie, CEO

Yes, I think that’s right as a relates unit revenue. There’s still a capacity deficit, at least for Spirit, we’re still under flying the airline right now as we build back into a full utilization airline which drives a lot of the margin opportunity here. So we’re still looking at the very end of this year and the early part of next year to return to, where we want to be, but I think the build is, is very positive.

Now the, is a great day to have a conference because we just, Putin variant that’s — that’s a perfect Ben (inaudible), but that’s great, but like oil is now 100 bucks a barrel today. So, that’s going to put a dent in the near term. Good news for ULCCs, and, quite frankly, for both of these airlines is we’re so perfectly situated for higher [ph] prices compared to legacy carriers that if anything that gives us a lever.

Ben Metzger, Managing Director

Got it. You touched on two things I wanted to talk about, one was fuel prices and one was capacity in terms of fuel prices. And I know that a friend has been asking other airlines about this as well. Historically, the industry has been able to pass through a good portion of fuel increases, they’ve kind of been sort of a six to nine month lag. Do you feel in this environment that that that’s, that’s something you’re going to be able to achieve? And if not, when do you think you’ll have that that pricing leverage where you can pass those fuel increases?

Barry Biffle, CEO

What I think is a great point, I pretend to speak about it, we all know the drill. ULCC is when in higher oil prices. And this will be no different. Right? If you look in history, every time you’ve seen a big spike ULCC do really well. But now you have the Trifacta, right? So it’s never been a better time to be a ULCC, because on the oil side, you take us and they’re very similar. We need 10 gallons to move a seat a thousand miles. Right. So the big guys used 15 gallons to move the same seat a thousand miles. So the cost advantage is going to widen significantly.

But now let’s remember two other things that are new versus fuel in the past. The debt cost and the interest payments. If you look at the big airlines, excluding us, because we don’t have debt, and actually which paid off the government loan recently, many 20 bucks per passenger each way $40 round trip on top of the oil just to pay back the debt that they incurred during COVID. That’s the incremental debt from COVID.

And then the third thing is, is you’ve got inflation of extra fuel. Right. And they’re doing well, and we’re leading the industry in terms of managing that inflation. So I think those three factors come together to make a fair umbrella that has to go up significantly, in order for these guys just to break even. And so on a cash basis. And so that fair umbrella [ph] going up at a time when our cost advantages are widened, that means that ULCC will be the first ones to achieve for profitability in this type of environment.

Ben Metzger, Managing Director

Got it. And I know that because you talked about the legacies that they’ve come more into the leisure and VFR markets, not that they weren’t there, because they always were, but they’ve come more into those markets during COVID, in part because that was the only place they could go, right —

Barry Biffle, CEO

Sure.

Ben Metzger, Managing Director

— their long haul demand was down and corporate demand was down. Do you still see that? Does that impact you? Do you care about that, given cut all the advantages that you mention that ULCCs (inaudible)?

Ted Christie, CEO

Yes, I mean, that that still has occurred. I think what you can see if you look at filed schedules is a lot less regional jet capacity and coming, serving the major kind of hubs and wide body capacity domestic going up. So, those are real negatives from cash burn perspective for their, their business.

And, and I think that fixes as the environment starts to, open up more internationally. So, that’s, that’s still exists today. I think to the point about oil prices, since you guys were just chatting about that, I think the answer the question is, is better start to, because the burden numbers you’re going to see out of these, these bigger airlines with this bigger metal and these older plants is just going to be tough and put us in a better position, quite frankly. That would expect yield to kind of move in the right direction.

Ben Metzger, Managing Director

I know I’m supposed to be answering the questions and not speaking. But I do always recall one story Barry told me, he said, fuel ever went up to the moon would be the best off airline because when you were at Spirit, he wasn’t the only one left. So, it rings true to, everything you guys are talking about.

In terms of capacity, going forward, there’s a fair amount of capacity that’s built into order books in the industry. You guys obviously have very big order books. But, as Ted, you pointed out, you’ve got a lot of places to put that capacity. So the question is more broad, do you think the industry is going to be able to absorb all that additional capacity? Do you think we’re headed into an environment that focuses more on growth and profitability? How do you guys sort of square that?

Ted Christie, CEO

I mean, I know what I can comment on for typically with the best, and the highest veracity, which is our view of that market, and we think it’s robust and significant. And if you have (inaudible) there’s going to be a tremendous amount of opportunity to deploy our plants. I can’t speak for, with any degree of certainty about how the larger airlines are viewing it. But I know we’re very bullish about the size of this market, in the geography where we serve. And I expect everyone give a similar response (inaudible).

Barry Biffle, CEO

I think it’s ironic, we get this question a lot. It’s kind of annoying to people like us, because it just says, as investors, you’re not differentiating, it’s time to start differentiating in the investment space. You need to start looking at balance sheets, you need to start looking at cost structures, and you need to look at sustainable profitability potential.

And so, that’s why I think it’s ironic when somebody asks us, if there’s some kind of capacity play that we should be shrinking or, like, no, no economics 101, efficient capacity replaces inefficient capacity. Okay. Remember your business school training?

Ben Metzger, Managing Director

I didn’t go to business school. So that’s why --

(multiple speakers)

Ben Metzger, Managing Director

By the way, I forgot, when we started, if you want to ask a question, you can either scan the QR code up there, or you can just raise your hand, I’ll ask if anyone in the audience has questions in a minute.

So in terms of, one question we get from investors about you guys, because unit costs are so important is, given unit costs kind of gone up during COVID. What will it take, particularly in 7.5% inflationary environment? What will it take to bring unit costs back down to where you were pre-pandemic or close? Right? So I would sort of define that as (inaudible)?

Barry Biffle, CEO

Well, look, I think, instead of doing what we do, right. I mean, we’re going to stay aggressive about costs. We’ve got to get back to full utilization just like light Spirit does. But we’ve got to get serious about certain things. I mean, we’ve given the death penalty to several airports recently. And, what happens? We were down roots conference recently, and people are starting to listen. Right? You can’t build and build and build and not add gates in capacity.

And so, one of the things we do have, even though even when we’re merged, we’ll still be relatively small, we don’t have to fly anywhere. Right? If the consumers don’t want to pay for it, then maybe we don’t need to be there. And so, we can move the plane for somebody at all, but you’ve got to be in New York, well Southwest had 600 airplanes for (inaudible) LaGuardia, you don’t have to fly anywhere.

So I think, you just got it listed as example, you got to be aggressive about these costs. And if your partners aren’t going to do it as well, then you got to be willing to move your capacity where you can be efficient. Because consumers want low fares, and that’s the business we’re in.

Ted Christie, CEO

Yes, I think we would, we were very optimistic about our ability to get to kind of (inaudible) over once we get to full utilization, which is we’re very excited about as well. But I think the unique thing about our announcement over the last 30 days is and we’re very optimistic about, our deal, obviously. Is that the combined airline does get, utilization and efficiency benefits, that we wouldn’t get standalone. And if anything that increases the ability to drive unit cost advantage against our competitors, or to the extent that the broad assumptions around inflationary expenses are wrong, further ability to offset that, that our competitors don’t have.

And so, that’s one of the reasons why this transaction makes a heck of a lot of sense. It’s another reason we can deliver more low fares is because we’re going to get some efficiency out of it.

Ben Metzger, Managing Director

Got it. Okay. And that’s a good segue, because we’re about halfway through the talk about the merger, which is, I think, on everyone’s mind is very exciting transaction for the sector, and for the two companies. Can each of you talk a little bit about just a very high level for everyone in the audience, what the rationale was behind the transaction. Why Frontier, why Spirit decided to go ahead and why now?

Barry Biffle, CEO

Sure. Look, I mean, we’re both great companies. But we’re both very similar companies. And we just looked at it and we see that we both will be very successful on our own, but we can be even more successful together. And, United States has four carriers that that control the market, 80% of the market.

And together we can provide a real balance for consumers. So, consumers went through the form of lower fares because our cost will be even lower. We’ll be able to succeed in places maybe one of us alone couldn’t do it because the two brands are stronger in certain geographies. But, it ultimately, it’s good for shareholders, it’s good for employees, and it’s good for customers.

And so, then why now? Well, why wait two years? If you believe in everything like we do, you want to get on with it. So, we think it’s a great time. And as I mentioned, the Trifacta of why you want to be in ULCC right now, this just adds more fuel that fire. So, I think it’s just a great time to do it.

Ted Christie, CEO

Yes, I’m not going to have a lot to that, I mean, Barry hit all the great points. They’re very complementary businesses, there’s a lot of shared, background and like approach to the market. Our products are, are very similar. We have subtle, nuanced differences. But I think if anything that provides the combined business opportunity to evaluate how we package things, how we price things, how we look at stuff, and do that in a way that’s going to deliver more low fares, there’s a tremendous opportunity here, which we’ve outlined, and we can obviously talk more in detail.

But I think what various it’s 100%, correct, I think it’s good. It’s sort of a win, win, win, which are unique. We’ve all been through, the prior consolidation events in the industry and listen to these things that were said, and this one’s different. It is a different overall construct.

Ben Metzger, Managing Director

In terms in the (inaudible) in terms of unlocking, that those opportunities, can you talk a little bit more about that, what are the sort of additional commercial opportunities or examples of additional commercial opportunities that that you see? Will the strategy of the combined company be different than Spirits than all the strategy or maybe these parts for Barry’s puncher standalone strategy?

Barry Biffle, CEO

I’ll make a few comments where you can jump into, but I think, maybe not strategic difference, first of all, but the distribution power, the combined business will be significant. And I think that that can’t be understated, we’re going to reach, Spirit reach new guests that we couldn’t see before, because they were either outside of our scope or something. And they they’re very familiar with the Frontier brand or Frontier product. And I think that’s complimentary either way. I think the loyalty programs combined are going to be very powerful and offer significant benefits to people, which will make them more apt to want to join both our, our credit card based points program, as well as the subscription based programs that we have in place.

And then, like I said, there are some subtle differences between the products, we obviously have a little bit different approach to the more comfortable front of the cabin. And I think we can both look at that and figure out which one we like better. And that should be a net positive. So I think there’s some real upside. (Inaudible).

Ted Christie, CEO

Yes, I mean, I can’t have too much. But look, I think, both of us are successful, like I said, in different ways. But look, we may find we have stretched products, they have a big front seat, we sit down compare notes, well, maybe we choose one or the other. And we both benefit from that. And we’ll do all those things all through the cost structure. We’re going to look at every contract this one of us have, okay, who’s paying, who’s got the better deal, who’s got the better process, we’re going to get lower costs through that process, and we’re going to get higher revenues. And so, everyone will win from that.

And so, but I don’t know, this may change our overall on the middle offering, it’s just going to make us better at it, right? We already have a loyalty program already have, as you mentioned, credit card partnerships, but the appeal of that to consumers is going to be better. So you’re going to see much more organic growth just because of the scale that provides [ph].

Ben Metzger, Managing Director

Got it. And your press release or joint press release announcing the transaction. You talked about how the combined care deploys to enter more markets, additional markets, you names, some smaller cities, you also talked about being more relevant in the markets that that you already serve. I think it’d be helpful for shareholders and investors to hear a little more specificity on that, because it is a very powerful story.

Barry Biffle, CEO

Sure, I mean, we’ve cited several examples that, I think, on our own, either one of us might have a hard time with I mean, we mentioned Eugene, Oregon, Jackson, Mississippi, Worcester, Massachusetts, Ithaca, New York, these are kind of places that maybe on our own, we wouldn’t necessarily consider, but these are small, midsized communities that need service. But with both brands, we believe that we can be successful. And I think you get a lot of that more places with more low fares to more people. And you can fly those basically for free through the efficiencies that we gained in the scheduling practices of putting the two airlines together.

Ben Metzger, Managing Director

Can you expand a little bit on that when you say fly for free?

Barry Biffle, CEO

Yes. So there’s two components. One, one has to do with the fact that we have we’re over spared, right? We both have a base in Orlando, and we won’t need as much sparing ratio as we combined, but also there’s just no efficiencies in how we schedule I mean, pick Kansas City, they’ve got an airplane that terminates maybe half an hour, and we had an hour and a half on another one. We couldn’t either one of us get an extra segment, but together when you mix the fleets, you can actually get more. So you get more utilization out of the actual scheduling of the airline. And you get more efficient on this bearing ratios as well.

Ben Metzger, Managing Director

Got it. Are there any questions in the audience? If anyone has a question, just raise their hand and we’ll get a mic to you. Okay.

So, as part of the announcement, you also announced the synergy number which we noted was very robust, and I think speaks to the strategic benefits of the transaction. You also announced that it was $500 million, or you also announced a billion dollar consumer savings number, which was unique. I had never seen that in a transaction. Ted or Barry, can you guys speak to what’s driving that $500 million synergy number, big picture? And, and then what’s driving the billion dollar consumer savings number and how you guys thought about that?

Ted Christie, CEO

Well, I think first of all, let’s make sure we clarify the two points (inaudible), everyone to understand it’s a $500 million synergy benefit for the combined company that translates into consumer benefit of we estimate about a billion dollars annually. And they the synergy opportunity is what’s driving the benefit, which is what Barry just described. Okay.

So, within those synergies, there are going to be cost synergies that are largely around purchasing power and efficiencies that we gain and that sort of thing, which we estimate to be about 100 million of them 500 million, the balance is incremental flying that comes from utilization benefit its distribution, power reaching new customers, there’s some loyalty benefit in there, there’s little bit of network connectivity that we don’t have today that that will drive some at all that’s increasing the product scale. So giving people more choice, which is very positive for the businesses as well for the consuming public.

But the utilization opportunity that Barry talks about, in detail is one of the bigger drivers of the overall benefit of the deal, because it’s free flying, that we can pursue, but for the transaction, we would not be able to do. And delivers lower fares in places where we’re not competitive today, which we think translates into a significant consumer benefit. And that’s how we quantified it. Which is why we were so optimistic about this transaction clearing hurdles, because it’s a very, it’s a very positive story about, we are a very small carrier individually and quite frankly, even combined. But the big four, we actually can help set a little bit more rational pricing in there. And that’s a positive for the overall market.

And that’s where the billion dollars comes from, is that the difference you would pay at the big four versus what our combined savings would be for the consumer.

Ben Metzger, Managing Director

Got it.

Ted Christie, CEO

And that’s an annual number pays dividends to consumers every year.

Ben Metzger, Managing Director

Got it. So I know you don’t know. But do you think or believe that this will be the start of additional consolidation in the sector?

Barry Biffle, CEO

I can’t speak to everybody else. All I know is like Ted said this, this merger is completely different. I mean, you said it while ago that the billion dollars of consumer savings never been mentioned in a merger. That’s the difference here. Right. There’s no other merger potential like this that creates this kind of consumer savings. And is this good for consumers.

So, I can’t speak to the other consolidation opportunities, but I can say there’s nothing else like this.

Ted Christie, CEO

I’m not going to neither can I.

Ben Metzger, Managing Director

Yes. When you think about the combined company, one of the things that is concerning investors in the sector now is pilots, pilot hiring. Does the combination I guess, getting a mark to market from you guys on, where your individual businesses are from a pilot hiring perspective and understanding whether the combined business you think is more advantaged throughout hiring pilots would be helpful.

Barry Biffle, CEO

Look, I mean, early indications are good. We’ve seen applications double since we actually announced the merger. But, we’ve already had plenty of applications for every job and we’ve had over 10 qualified applicants for every pilot job. So we got plenty in the pipeline. The challenges we have seen a slight uptick in attrition, like huge. But that causes you to need to train more.

So, we’re going through the process of figuring out what you can do on the schoolhouse side to make that happen, some capacity and on and on. But I think this is something we’re going to deal with. I think the boogieman that everybody’s talking about though, I want to put out a kind of a, just kind of some bookends for you. Even if we go to the extreme of opening a Flight Academy, and we trained 100% of our pilots from our one, right, we estimate that might cost us around $30 million here, less than 1% of revenues. So, I mean we’re helping them to have the lowest cost. And so my CFO right over there 30 million.

But the point is, is like this isn’t going to kill our business. Now, there could be a timing of that. And there may be Academy type things, and United is open one, for example. But I think when you look at what we offer an actuary today, you come to work for Frontier, you’ll make just as much money as you do with Delta, because you upgrade so much faster over the next 20 years.

So, what about care about money? Okay, well, I’ve got that covered, they’re going to make as much money as anywhere else, because they upgrade fast. And now we’ve got lifestyle, by merging, we have more (inaudible), more places. And so what’s the second thing they care about after money is their lifestyle. And so this, this gives them a lot more flexibility.

And then the third thing that they all should care about back to the Trifacta of why you want to be invested in ULCC, is job security. And this is going to merger, is going to make sure that we’re sustainable for many decades to come and workplace to be so. So, I think that, yes, is it a creative and helpful for pilot hiring? Absolutely.

Ted Christie, CEO

Yes. And as to our specific situation, I think we’re seeing what Barry is seeing, which is there, we’re still attractive landing spot for pilots, plenty of applications, there’s no, short insurer or anything like that. But we have seen as a slight uptick in nutrition, that just means we have to train a little bit more. So they know we got to get the thing moving a little bit quicker, but that’s fine. We’re growth business. So that that’s just moving things along.

I agree that for pilots, this for the right pilots, this is a very attractive landing spot, especially when you order with a combined business will do for them, an anecdote, again. But I and I assume you’ve done the same spent a lot of time over the last three weeks on the phone and on video and on airplanes, talking with our crews, and I would say robustly they’re all extremely excited about this opportunity for the reasons that Barry just talked about which is wow, bigger business, lots more opportunity, new places to go, more bases, more stability, this is the selling point. And that’s one, again, another leg up on the rest of the group.

Ben Metzger, Managing Director

Got it. Thank you. So we have time for probably one more question. Before I ask it, is there any questions in the audience that anyone wants to ask? Okay.

Either both been known as leaders on the ancillary front. And so, this is sort of a two pronged question, and got a little bit of time to answer (inaudible). One is, does the ancillary strategy change on a combined basis and two, which I know is when people model out your earnings for both your airlines, they always ask the question, is there a cap? Right? I mean, every time people thought there’s been a cap, because it surpassed it inside new ways to generate ancillary revenues. But at some point, you would think there’s diminishing returns?

Barry Biffle, CEO

Well, I thought forever that 50-50 was a good next. I think I would tell you our bias at Frontier. I mean, look, we haven’t talked yet. We’re not working on a joint ancillary strategy. We can’t do that yet, just to be clear. But I can tell you from Frontier’s case, we think it’s 70 to 75% makes more sense. We have seen during the pandemic, that it’s very sticky.

And so, you don’t see the volatility. And we think that you’ll see much more stable margins, if you can move that higher. So whether it’s standalone or combined, I would say over the next five years, we’d like to move closer to 75% to 50-50.

Ted Christie, CEO

Yes, and I hesitate to put a number on it, quite frankly, because I joined Spirit 10 years ago. And at the time, we were seeing high 40s and ancillary kind of dollar production. And we remember we were talking about let’s get over 50. And maybe, maybe in this, like, hypothetical example, someday we might reach $60 while we’re we’ve left that in the rearview mirror now.

And so, I’m very, like, I think, the mix of ticket non ticket will always be like part of our own revenue management strategy. But clearly, what it illustrates is people like choice. They like to buy the things that they think they want, they need and they don’t want to buy the other things. And so, the more we give that to them, we’re just going to open up the markets.

Ben Metzger, Managing Director

Got it. Way to work. We’re out of time, but wanted to thank both you guys for coming down here. And speaking to the audience, appreciate this one.

Barry Biffle, CEO

No, thanks for having us.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Additional Information Will be Filed with the SEC

Frontier will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 in connection with the proposed transaction, including a definitive Information Statement/Prospectus of Frontier and a definitive Proxy Statement of Spirit. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/ INFORMATION STATEMENT/ PROSPECTUS/ PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED BY FRONTIER OR SPIRIT WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT

INFORMATION ABOUT FRONTIER, SPIRIT, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by Frontier and Spirit through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the information statement and the proxy statement and other documents filed with the SEC by Frontier and Spirit on Frontier’s Investor Relations website at https://ir.flyfrontier.com and on Spirit’s Investor Relations website at https://ir.spirit.com.

Participants in the Solicitation

Frontier and Spirit, and certain of their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the Merger Agreement. Information regarding Frontier’s directors and executive officers is contained in Frontier’s final prospectus filed with the SEC pursuant to Rule 424(b), which was filed with the SEC on April 2, 2021, and in Frontier’s Current Report on Form 8-K, dated July 16, 2021, as amended. Information regarding Spirit’s directors and executive officers is contained in Spirit’s definitive proxy statement, which was filed with the SEC on March 31, 2021.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this communication, including statements concerning Frontier, Spirit, the proposed transactions and other matters, should be considered forward-looking within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Frontier’s and Spirit’s current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to Frontier’s and Spirit’s operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward looking statements. Words such as “expects,” “will,” “plans,” “intends,” “anticipates,” “indicates,” “remains,” “believes,” “estimates,” “forecast,” “guidance,” “outlook,” “goals,” “targets” and other similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed, or assured. All forward-looking statements in this communication are based upon information available to Frontier and Spirit on the date of this communication. Frontier and Spirit undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances, or otherwise, except as required by applicable law.

Actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; failure to obtain applicable regulatory or Spirit stockholder approval in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure of the parties to consummate the transaction; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; demand for the combined company’s services; the growth, change and competitive landscape of the markets in which the combined company participates; expected seasonality trends; diversion of managements’ attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; risks related to investor and rating agency perceptions of each of the parties and their respective business, operations, financial condition and the industry in which they operate; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; that Frontier’s cash and cash equivalents balances, together with the availability under certain credit facilities made available to Frontier and certain of its subsidiaries under its existing credit agreements, will be sufficient to fund Frontier’s operations including capital expenditures over the next 12 months; Frontier’s expectation that based on the information presently known to management, the potential liability related to Frontier’s current litigation will not have a material adverse effect on its financial condition, cash flows or results of operations; that the COVID-19 pandemic will continue to impact the businesses of the companies; ongoing and increase in costs related to IT network security; and other risks and uncertainties set forth from time to time under the sections captioned “Risk Factors” in Frontier’s and Spirit’s reports and other documents filed with the SEC from time to time, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.